UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Vaxart, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

92243A200
(CUSIP Number)

Daniel Radden c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92243A200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,950,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,950,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,950,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92243A200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,950,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,950,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,950,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92243A200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,950,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,950,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,950,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92243A200

Item 1.	Security and Issuer.

The name of the issuer is Vaxart, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 385 Oyster Point Boulevard, Suite 9A, South San Francisco, California 94080. This Amendment No. 4 to Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 15,950,000 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of those Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

Mr. Boyd and Keith Maher, a Managing Director at Armistice Capital, currently serve as members of the Issuer’s board of directors (the “Board”).

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 15,950,000 Shares, constituting 22.5% of the Shares, based upon 70,734,077 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 15,950,000 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 15,950,000 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. Each reported transaction was an open-market transaction.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Shares beneficially owned by the Reporting Persons as reported herein, the Master Fund currently holds 20,757,576 currently exercisable warrants of the Issuer, subject to blocker provisions that prevents the Master Fund from exercising the warrants if it would be more than a 4.99% or 9.99% (as applicable) beneficial owner of the Shares following any such exercise.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2020
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 4 to Schedule 13D, dated May 5, 2020, relating to the Common Stock, $0.10 par value, of Vaxart, Inc. shall be filed on behalf of the undersigned.

May 5, 2020
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
04/28/20	Sale	14	$3.90
04/28/20	Sale	2,890	$3.88
04/28/20	Sale	505	$3.86
04/28/20	Sale	10	$3.86
04/28/20	Sale	1,643	$3.86
04/28/20	Sale	2,062	$3.86
04/28/20	Sale	8,000	$3.79
04/28/20	Sale	5,911	$3.80
04/28/20	Sale	8,000	$3.81
04/28/20	Sale	5,000	$3.80
04/28/20	Sale	6,000	$3.81
04/28/20	Sale	6,000	$3.83
04/28/20	Sale	6,000	$3.84
04/28/20	Sale	6,000	$3.77
04/28/20	Sale	6,250	$3.74
04/28/20	Sale	20,000	$3.70
04/28/20	Sale	5,000	$3.69
04/28/20	Sale	4,000	$3.70
04/28/20	Sale	6,000	$3.69
04/28/20	Sale	6,000	$3.70
04/28/20	Sale	10,000	$3.56
04/28/20	Sale	6,000	$3.56
04/28/20	Sale	6,000	$3.57
04/28/20	Sale	8,000	$3.55
04/28/20	Sale	8,000	$3.54
04/28/20	Sale	4,063	$3.53
04/28/20	Sale	5,000	$3.54
04/28/20	Sale	8,000	$3.50
04/28/20	Sale	3,936	$3.53
04/28/20	Sale	8,000	$3.50
04/28/20	Sale	10,000	$3.33
04/28/20	Sale	8,000	$3.36
04/28/20	Sale	8,000	$3.35
04/28/20	Sale	8,000	$3.37
04/28/20	Sale	20,000	$3.38
04/28/20	Sale	20,000	$3.40
04/28/20	Sale	6,000	$3.37
04/28/20	Sale	8,000	$3.37

04/28/20	Sale	16,736	$3.38
04/28/20	Sale	8,000	$3.41
04/28/20	Sale	8,596	$3.41
04/28/20	Sale	8,000	$3.41
04/28/20	Sale	6,000	$3.41
04/28/20	Sale	8,000	$3.41
04/28/20	Sale	844	$3.45
04/28/20	Sale	8,000	$3.45
04/28/20	Sale	17,565	$3.46
04/28/20	Sale	27,671	$3.49
04/28/20	Sale	14,000	$3.51
04/28/20	Sale	43,701	$3.50
04/28/20	Sale	4,712	$3.48
04/28/20	Sale	5,000	$3.46
04/28/20	Sale	5,000	$3.46
04/28/20	Sale	5,000	$3.47
04/28/20	Sale	20,000	$3.40
04/28/20	Sale	14,267	$3.36
04/28/20	Sale	6,000	$3.36
04/28/20	Sale	8,000	$3.37
04/28/20	Sale	8,000	$3.37
04/28/20	Sale	10,285	$3.35
04/28/20	Sale	8,000	$3.36
04/28/20	Sale	4,026	$3.35
04/28/20	Sale	8,000	$3.31
04/28/20	Sale	12,000	$3.32
04/28/20	Sale	8,000	$3.31
04/28/20	Sale	8,000	$3.35
04/28/20	Sale	5,376	$3.33
04/28/20	Sale	7,000	$3.34
04/28/20	Sale	8,000	$3.34
04/28/20	Sale	10,000	$3.36
04/28/20	Sale	10,000	$3.40
04/28/20	Sale	3,601	$3.41
04/28/20	Sale	2,324	$3.40
04/28/20	Sale	4,170	$3.40
04/28/20	Sale	8,000	$3.35
04/28/20	Sale	10,159	$3.36
04/28/20	Sale	3,638	$3.35
04/28/20	Sale	6,173	$3.33
04/28/20	Sale	6,000	$3.33

04/28/20	Sale	1,425	$3.35
04/28/20	Sale	2,900	$3.35
04/28/20	Sale	25,000	$3.34
04/28/20	Sale	3,261	$3.34
04/28/20	Sale	6,410	$3.35
04/28/20	Sale	11,690	$3.32
04/28/20	Sale	13,069	$3.33
04/28/20	Sale	9,600	$3.34
04/28/20	Sale	12,300	$3.34
04/28/20	Sale	45,775	$3.30
04/28/20	Sale	2,300	$3.33
04/28/20	Sale	250	$3.33
04/28/20	Sale	3,854	$3.33
04/28/20	Sale	27,898	$3.33
04/28/20	Sale	28,322	$3.33
04/28/20	Sale	900	$3.33
04/28/20	Sale	8,000	$3.28
04/28/20	Sale	6,152	$3.31
04/28/20	Sale	8,000	$3.31
04/28/20	Sale	6,000	$3.28
04/28/20	Sale	5,890	$3.31
04/28/20	Sale	6,000	$3.30
04/28/20	Sale	33,592	$3.28
04/28/20	Sale	1,490	$3.29
04/28/20	Sale	17,590	$3.28
04/28/20	Sale	4,983	$3.27
04/28/20	Sale	6,185	$3.29
04/28/20	Sale	47,700	$3.28
04/28/20	Sale	11,234	$3.28
04/28/20	Sale	28,736	$3.30
04/28/20	Sale	8,272	$3.30
04/28/20	Sale	4,400	$3.29
04/28/20	Sale	5,000	$3.28
04/28/20	Sale	28,189	$3.28
04/28/20	Sale	2,861	$3.26
04/28/20	Sale	50,000	$3.24
04/28/20	Sale	29,099	$3.23
04/28/20	Sale	19,767	$3.23
04/28/20	Sale	26,669	$3.22
04/28/20	Sale	50,000	$3.21
04/28/20	Sale	35,179	$3.20

04/29/20	Sale	2,000	$3.40
04/29/20	Sale	1,015	$3.40
04/29/20	Sale	1,305	$3.40
04/29/20	Sale	5,000	$3.35
04/29/20	Sale	4,000	$3.30
04/29/20	Sale	5,000	$3.03
04/29/20	Sale	5,000	$3.02
04/29/20	Sale	5,000	$3.01
04/29/20	Sale	3,623	$3.01
04/29/20	Sale	20,000	$2.99
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	13,583	$3.06
04/29/20	Sale	6,000	$3.06
04/29/20	Sale	20,000	$3.06
04/29/20	Sale	19,780	$3.09
04/29/20	Sale	20,000	$3.10
04/29/20	Sale	8,000	$3.11
04/29/20	Sale	20,000	$3.11
04/29/20	Sale	6,000	$3.12
04/29/20	Sale	9,038	$3.11
04/29/20	Sale	20,000	$3.10
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	5,600	$3.02
04/29/20	Sale	11,310	$3.02
04/29/20	Sale	5,550	$3.02
04/29/20	Sale	17,223	$3.02
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	20,000	$3.01
04/29/20	Sale	7,383	$3.03
04/29/20	Sale	20,000	$3.00
04/29/20	Sale	20,000	$2.97
04/29/20	Sale	2,650	$2.99

04/29/20	Sale	20,000	$2.96
04/29/20	Sale	20,000	$2.97
04/29/20	Sale	20,000	$2.96
04/29/20	Sale	20,000	$2.96
04/29/20	Sale	20,000	$2.97
04/29/20	Sale	20,000	$2.96
04/29/20	Sale	5,000	$2.96
04/29/20	Sale	14,450	$2.97
04/29/20	Sale	10,891	$3.00
04/29/20	Sale	47,632	$2.98
04/29/20	Sale	29,791	$2.98
04/29/20	Sale	25,084	$2.99
04/29/20	Sale	21,553	$2.97
04/29/20	Sale	75,173	$2.96
04/30/20	Sale	900	$3.48
04/30/20	Sale	24,512	$3.46
04/30/20	Sale	13,372	$3.46
04/30/20	Sale	1,700	$3.45
04/30/20	Sale	15,000	$3.44
04/30/20	Sale	4,672	$3.40
04/30/20	Sale	1,280	$3.42
04/30/20	Sale	10,000	$3.36
04/30/20	Sale	8,000	$3.35
04/30/20	Sale	6,891	$3.30
04/30/20	Sale	2,855	$3.34
04/30/20	Sale	13,420	$3.29
04/30/20	Sale	43,459	$3.27
04/30/20	Sale	20,614	$3.21
04/30/20	Sale	30,237	$3.20
04/30/20	Sale	10,015	$3.21
04/30/20	Sale	9,445	$3.20
04/30/20	Sale	9,015	$3.21
04/30/20	Sale	43,507	$3.12
04/30/20	Sale	19,426	$3.15
04/30/20	Sale	14,507	$3.14
04/30/20	Sale	45,200	$3.12
04/30/20	Sale	50,000	$3.10
04/30/20	Sale	10,006	$3.11
04/30/20	Sale	37,171	$3.10
04/30/20	Sale	50,000	$3.12
04/30/20	Sale	9,681	$3.11

04/30/20	Sale	9,760	$3.12
04/30/20	Sale	35,585	$3.12
04/30/20	Sale	11,290	$3.15
04/30/20	Sale	113,767	$3.20
04/30/20	Sale	8,000	$3.20
04/30/20	Sale	8,000	$3.21
04/30/20	Sale	8,000	$3.20
04/30/20	Sale	47,800	$3.19
04/30/20	Sale	40,757	$3.16
04/30/20	Sale	21,300	$3.16
04/30/20	Sale	19,090	$3.18
04/30/20	Sale	8,000	$3.19
04/30/20	Sale	6,974	$3.18
04/30/20	Sale	8,000	$3.17
04/30/20	Sale	40,468	$3.15
04/30/20	Sale	22,013	$3.14
04/30/20	Sale	37,552	$3.13
04/30/20	Sale	40,000	$3.11
04/30/20	Sale	23,836	$3.12
04/30/20	Sale	50,000	$3.10
04/30/20	Sale	3,007	$3.09
04/30/20	Sale	10,790	$3.07
04/30/20	Sale	23,200	$3.10
04/30/20	Sale	6,500	$3.11
04/30/20	Sale	10,151	$3.10
04/30/20	Sale	19,377	$3.11
04/30/20	Sale	21,966	$3.10
04/30/20	Sale	9,869	$3.08
04/30/20	Sale	9,682	$3.09
04/30/20	Sale	9,726	$3.09
04/30/20	Sale	20,000	$3.10
04/30/20	Sale	21,200	$3.10
04/30/20	Sale	12,125	$3.10
04/30/20	Sale	11,550	$3.10
04/30/20	Sale	36,000	$3.09
04/30/20	Sale	39,321	$3.16
04/30/20	Sale	28,344	$3.14
04/30/20	Sale	24,200	$3.14
04/30/20	Sale	7,500	$3.14
04/30/20	Sale	2,400	$3.12

04/30/20	Sale	13,907	$3.13
04/30/20	Sale	500	$3.14
04/30/20	Sale	30,230	$3.14
04/30/20	Sale	8,600	$3.13
04/30/20	Sale	22,121	$3.13
04/30/20	Sale	17,823	$3.11
04/30/20	Sale	30,886	$3.10
04/30/20	Sale	46,576	$3.05
04/30/20	Sale	36,571	$3.05
04/30/20	Sale	6,945	$3.05
04/30/20	Sale	50,000	$3.04
04/30/20	Sale	48,250	$3.06
04/30/20	Sale	8,386	$3.05
04/30/20	Sale	24,510	$3.05
04/30/20	Sale	37,700	$3.05
04/30/20	Sale	13,922	$3.05
04/30/20	Sale	21,100	$3.05
04/30/20	Sale	15,730	$3.04
04/30/20	Sale	41,328	$3.03
04/30/20	Sale	15,078	$3.02
04/30/20	Sale	6,044	$3.04
04/30/20	Sale	4,854	$3.05
04/30/20	Sale	36,654	$3.05
04/30/20	Sale	26,200	$3.05
04/30/20	Sale	15,799	$3.03
04/30/20	Sale	4,295	$3.02
04/30/20	Sale	10,650	$3.03
04/30/20	Sale	28,718	$3.02
04/30/20	Sale	32,300	$3.02
04/30/20	Sale	40,000	$3.01
04/30/20	Sale	14,734	$3.01
04/30/20	Sale	26,196	$3.00
04/30/20	Sale	12,650	$3.03
04/30/20	Sale	13,101	$3.01
04/30/20	Sale	8,684	$3.01
04/30/20	Sale	50,000	$3.01
04/30/20	Sale	11,769	$3.00
04/30/20	Sale	38,043	$2.98
04/30/20	Sale	40,000	$2.99
04/30/20	Sale	7,525	$2.99

04/30/20	Sale	11,403	$3.00
04/30/20	Sale	18,448	$2.98
04/30/20	Sale	8,140	$2.98
04/30/20	Sale	15,688	$2.96
04/30/20	Sale	36,742	$2.95
04/30/20	Sale	22,317	$2.93
04/30/20	Sale	12,200	$2.97
04/30/20	Sale	32,700	$2.96
04/30/20	Sale	38,500	$2.95
04/30/20	Sale	46,999	$2.94
04/30/20	Sale	50,000	$2.92
04/30/20	Sale	44,861	$2.91
04/30/20	Sale	20,292	$2.88
04/30/20	Sale	21,124	$2.90
04/30/20	Sale	27,530	$2.88
04/30/20	Sale	29,558	$2.89
04/30/20	Sale	14,505	$2.88
04/30/20	Sale	16,741	$2.89
04/30/20	Sale	50,000	$2.87
04/30/20	Sale	39,293	$2.85
04/30/20	Sale	50,000	$2.85
04/30/20	Sale	92,296	$2.85
04/30/20	Sale	18,635	$2.84
04/30/20	Sale	16,329	$2.83
04/30/20	Sale	16,067	$2.84
04/30/20	Sale	50,000	$2.84
04/30/20	Sale	23,915	$2.83
04/30/20	Sale	50,000	$2.83
04/30/20	Sale	120,884	$2.81
04/30/20	Sale	22,873	$2.78
04/30/20	Sale	24,395	$2.78
04/30/20	Sale	42,613	$2.78
04/30/20	Sale	12,644	$2.76
04/30/20	Sale	81,699	$2.75
04/30/20	Sale	9,775	$2.75
04/30/20	Sale	50,000	$2.74
04/30/20	Sale	58,692	$2.73
04/30/20	Sale	50,000	$2.73
04/30/20	Sale	250,000	$2.71
04/30/20	Sale	192,584	$2.70
04/30/20	Sale	150,950	$2.72

04/30/20	Sale	90,500	$2.71
04/30/20	Sale	62,045	$2.70
04/30/20	Sale	13,058	$2.70
04/30/20	Sale	7,236	$2.69
04/30/20	Sale	789	$2.68
04/30/20	Sale	8,912	$2.67
05/01/20	Sale	3,000	$2.85
05/01/20	Sale	5,000	$2.81
05/01/20	Sale	4,000	$2.81
05/01/20	Sale	4,000	$2.81
05/01/20	Sale	4,000	$2.81
05/01/20	Sale	8,000	$2.84
05/01/20	Sale	7,895	$2.84
05/01/20	Sale	4,105	$2.82
05/01/20	Sale	4,000	$2.82
05/01/20	Sale	6,000	$2.80
05/01/20	Sale	30,400	$2.76
05/01/20	Sale	4,600	$2.77
05/01/20	Sale	34,032	$2.75
05/01/20	Sale	9,075	$2.74
05/01/20	Sale	15,620	$2.70
05/01/20	Sale	50,000	$2.70
05/01/20	Sale	33,514	$2.70
05/01/20	Sale	66,200	$2.70
05/01/20	Sale	11,726	$2.70
05/01/20	Sale	3,822	$2.71
05/01/20	Sale	12,900	$2.70
05/01/20	Sale	9,706	$2.71
05/01/20	Sale	10,600	$2.70
05/01/20	Sale	17,831	$2.70
05/01/20	Sale	9,602	$2.67
05/01/20	Sale	3,200	$2.67
05/01/20	Sale	16,120	$2.67
05/01/20	Sale	19,900	$2.69
05/01/20	Sale	20,800	$2.67
05/01/20	Sale	50,000	$2.70
05/01/20	Sale	50,000	$2.70
05/01/20	Sale	250,000	$2.70
05/01/20	Sale	93,203	$2.70
05/01/20	Sale	16,959	$2.70

05/01/20	Sale	23,020	$2.67
05/01/20	Sale	20,806	$2.66
05/01/20	Sale	45,657	$2.68
05/01/20	Sale	20,707	$2.68
05/04/20	Sale	3,830	$2.85
05/04/20	Sale	1,220	$2.82
05/04/20	Sale	5,000	$2.84
05/04/20	Sale	4,000	$2.77
05/04/20	Sale	3,500	$2.75
05/04/20	Sale	4,000	$2.75
05/04/20	Sale	8,114	$2.78
05/04/20	Sale	5,000	$2.75
05/04/20	Sale	20,000	$2.77
05/04/20	Sale	16,051	$2.76
05/04/20	Sale	6,232	$2.77
05/04/20	Sale	4,000	$2.74
05/04/20	Sale	2,884	$2.75
05/04/20	Sale	4,000	$2.74
05/04/20	Sale	2,200	$2.73
05/04/20	Sale	890	$2.73
05/04/20	Sale	5,000	$2.72
05/04/20	Sale	5,000	$2.70
05/04/20	Sale	14,100	$2.70
05/04/20	Sale	25,877	$2.68
05/04/20	Sale	9,651	$2.64
05/04/20	Sale	18,849	$2.63
05/04/20	Sale	5,183	$2.63
05/04/20	Sale	46,338	$2.62
05/04/20	Sale	25,293	$2.62
05/04/20	Sale	39,840	$2.62
05/04/20	Sale	8,131	$2.62
05/04/20	Sale	47,180	$2.64
05/04/20	Sale	10,002	$2.70
05/04/20	Sale	9,831	$2.70
05/04/20	Sale	11,375	$2.68
05/04/20	Sale	4,100	$2.70
05/04/20	Sale	3,100	$2.70
05/04/20	Sale	10,000	$2.69
05/04/20	Sale	7,110	$2.69
05/04/20	Sale	7,665	$2.69
05/04/20	Sale	200	$2.69

05/04/20	Sale	12,439	$2.67
05/04/20	Sale	40,816	$2.67
05/04/20	Sale	11,067	$2.66
05/04/20	Sale	27,517	$2.65
05/04/20	Sale	25,674	$2.64
05/04/20	Sale	25,300	$2.63
05/04/20	Sale	42,200	$2.62
05/04/20	Sale	12,308	$2.62
05/04/20	Sale	11,448	$2.62
05/04/20	Sale	16,349	$2.62
05/04/20	Sale	6,722	$2.62
05/04/20	Sale	34,690	$2.62
05/04/20	Sale	17,871	$2.62
05/04/20	Sale	50,000	$2.62
05/04/20	Sale	3,050	$2.62
05/04/20	Sale	47,906	$2.61
05/04/20	Sale	6,905	$2.61
05/04/20	Sale	20,396	$2.61
05/04/20	Sale	37,372	$2.61
05/04/20	Sale	50,000	$2.60
05/04/20	Sale	52,693	$2.60
05/05/20	Sale	1,770	$2.66
05/05/20	Sale	767	$2.66
05/05/20	Sale	30,221	$2.68
05/05/20	Sale	21,113	$2.68
05/05/20	Sale	15,306	$2.68
05/05/20	Sale	26,078	$2.66
05/05/20	Sale	17,239	$2.66
05/05/20	Sale	50,000	$2.65
05/05/20	Sale	50,000	$2.65
05/05/20	Sale	50,000	$2.66
05/05/20	Sale	17,800	$2.66
05/05/20	Sale	18,520	$2.64
05/05/20	Sale	12,144	$2.67
05/05/20	Sale	19,452	$2.66
05/05/20	Sale	25,900	$2.67
05/05/20	Sale	36,866	$2.64
05/05/20	Sale	9,602	$2.66
05/05/20	Sale	17,926	$2.65
05/05/20	Sale	28,992	$2.65
05/05/20	Sale	13,037	$2.66

05/05/20	Sale	1,661	$2.66
05/05/20	Sale	21,791	$2.66
05/05/20	Sale	6,202	$2.66
05/05/20	Sale	14,065	$2.66
05/05/20	Sale	3,560	$2.66
05/05/20	Sale	13,099	$2.66
05/05/20	Sale	19,276	$2.67
05/05/20	Sale	7,478	$2.66
05/05/20	Sale	25,600	$2.66
05/05/20	Sale	5,834	$2.66
05/05/20	Sale	8,360	$2.66
05/05/20	Sale	14,630	$2.66
05/05/20	Sale	8,704	$2.67
05/05/20	Sale	2,230	$2.66
05/05/20	Sale	21,373	$2.62
05/05/20	Sale	36,872	$2.61
05/05/20	Sale	1,770	$2.66
05/05/20	Sale	767	$2.66
05/05/20	Sale	30,221	$2.68
05/05/20	Sale	21,113	$2.68
05/05/20	Sale	15,306	$2.68